FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement Nos. 333-290665 and 333-290665-01 Dated November 11, 2025
Contingent Income Auto-Callable Securities due December 22, 2028
Securities Based on the Performance of the Common Stock of Valero Energy Corporation
Fully and Unconditionally Guaranteed by Bank of America Corporation
Principal at Risk Securities
This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.
The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation of the underlying stock. The securities are for investors who are willing to risk their principal and seek an opportunity to earn contingent quarterly coupon payments at a potentially above-market rate in exchange for the risk of receiving few or no contingent quarterly coupons over the 3-year term of the securities. Investors will not participate in any appreciation of the underlying stock. The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.
SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying stock:	Valero Energy Corporation common stock (Nasdaq Global Select Market symbol: “VLO”).
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	December 19, 2025
Original issue date:	December 24, 2025 (3 business days after the pricing date).
Maturity date:	December 22, 2028
Early redemption:
If, on any of the first eleven determination dates, the determination closing price of the underlying stock is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date, as set forth under “Determination Dates, Contingent Payment Dates and Early Redemption Dates” below.  No further payments will be made on the securities once they have been redeemed.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date and any previously unpaid contingent quarterly coupons from prior determination dates.

Determination closing price:	The closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date.
Contingent quarterly coupon:
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If on any determination date, the determination closing price or the final share price, as applicable, is greater than or equal to the downside threshold price, we will pay a contingent quarterly coupon of at least $26.50 per security (equal to a rate of at least 2.65% per quarter or at least 10.60% per annum) on the related contingent payment date. The actual contingent quarterly coupon will be determined on the pricing date. If the contingent quarterly coupon is not paid on any contingent payment date (because the determination closing price of the underlying stock on the related determination date is less than the downside threshold price), such unpaid contingent quarterly coupon will be paid on a later contingent payment date but only if the determination closing price of the underlying stock on such later determination date is greater than or equal to the downside threshold price; provided, however, in the case of any such payment of a previously unpaid contingent quarterly coupon, that no additional amounts shall accrue or be payable in respect of such unpaid contingent quarterly coupon from and after the end of the original quarterly period for such unpaid contingent quarterly coupon. You will not receive such unpaid contingent quarterly coupons if the determination closing price of the underlying stock is less than the downside threshold price on each subsequent determination date.
●
If, on any determination date, the determination closing price or the final share price, as applicable, is less than the downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date on the related contingent payment date.

Payment at maturity (if not previously automatically called):	If the final share price is greater than or equal to the downside threshold level:
the stated principal amount and the contingent quarterly coupon with respect to the final determination date and any previously unpaid contingent quarterly coupons with respect to the prior determination dates

	If the final share price is less than the downside threshold level:	(i) the stated principal amount multiplied by (ii) the share performance factor
Initial share price:	The closing price of the underlying stock on the pricing date.
Final share price:	The closing price of the underlying stock on the final determination date times the adjustment factor on such date.
Share performance factor:	The final share price divided by the initial share price
Adjustment factor:
1, subject to adjustment for certain corporate events relating to the underlying stock as described in “Description of the Notes — Anti-Dilution Adjustments” beginning on page PS-20 of the accompanying product supplement.

Determination dates:
Quarterly, beginning on March 19, 2026, as set forth under “Determination Dates, Contingent Payment Dates and Early Redemption Dates” below, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-18 of the accompanying product supplement. We also refer to December 19, 2028 as the final determination date.

Contingent payment dates:	Quarterly, beginning March 24, 2026, as set forth under "Determination Dates, Contingent Payment Dates and Early Redemption Dates" below.
Downside threshold level:	65% of the initial share price
CUSIP / ISIN:	09711NVT4 / US09711NVT44
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $917.50 and $967.50 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870425021335/form424b2.htm
Determination Dates	Contingent Payment Dates / Early Redemption Dates
March 19, 2026	March 24, 2026
June 22, 2026	June 25, 2026
September 21, 2026	September 24, 2026
December 21, 2026	December 24, 2026
March 19, 2027	March 24, 2027
June 21, 2027	June 24, 2027
September 20, 2027	September 23, 2027
December 20, 2027	December 23, 2027
March 20, 2028	March 23, 2028
June 20, 2028	June 23, 2028
September 19, 2028	September 22, 2028
December 19, 2028 (final determination date)	December 22, 2028* (maturity date)
*Denotes that such date is not an “Early Redemption Date”
The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.
Hypothetical Payment at Maturity (if the securities have not been automatically redeemed)
Change in the Performance of the Underlying Stock	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-35.00%	$1,000.00
-36.00%	$640.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.
Underlying Stock
For information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Structure-related Risks
■	Your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the securities is limited to the return represented by the contingent quarterly coupons, if any, over the term of the securities.
■	The securities are subject to a potential automatic early redemption, which would limit your ability to receive the contingent quarterly coupons over the full term of the securities.
■	You may not receive any contingent quarterly coupons.
■	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
■	The contingent quarterly coupon, early redemption payment or payment at maturity, as applicable, will not reflect changes in the price of the underlying stock other than on the determination dates.
■
Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the securities.

■	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.
Valuation- and Market-related Risks
■	The price to public you pay for the securities will exceed their initial estimated value.
■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.

■	We cannot assure you that a trading market for your securities will ever develop or be maintained.
Conflict-related Risks
■
Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the securities and their market value.

■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.
Underlying Stock-related Risks
■	The issuer of the underlying stock (the "Underlying Company") will have no obligations relating to the securities.
■	The business activities of us, the Guarantor and any of our other affiliates, including BofAS, relating to the Underlying Company may create conflicts of interest with you.
■	The terms of the securities will not be adjusted for all corporate events that could affect the Underlying Company.
Tax-related Risks
■	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.
Tax Considerations
You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.